Denise E. Botticelli
Direct: 949.250.6829
Fax: 949.250.6885
denise_botticelli@edwards.com

October 19, 2010

Mr. Jay S. Mumford

Senior Attorney

Mail Stop 0306

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Edwards Lifesciences Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 001-15525

Dear Mr. Mumford:

Reference is made to our letter of September 28, 2010 to the Commission.  Consistent with today’s conversation with Joseph McCann, the Company acknowledges that:

•                        it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at 949.250.6829 (facsimile: 949.250.6885).

Sincerely,

/s/ Denise E. Botticelli

Denise E. Botticelli
Vice President, Associate General Counsel
and Secretary

Edwards Lifesciences Corporation

One Edwards Way • Irvine, CA USA • 92614

Phone: 949.250.2500 • Fax: 949.250.2525 • www.edwards.com